Matrix Advisors Value Fund, Inc.
10 Bank Street, Suite 590
White Plains, NY 10606

November 22, 2019

VIA EDGAR TRANSMISSION
Ms. Lauren Hamilton
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549
Re: Matrix Advisors Value Fund, Inc. (the “Fund”) (File Nos. 002-84222 and 811-03758)
Dear Ms. Hamilton:
Below please find the comments that the Fund received from you on November 1, 2019 with respect to the review of the Fund’s annual report (the “Report”) and other filings for the fiscal year ended June 30, 2019. For your convenience, your comments have been reproduced with responses following each comment. Capitalized terms have the same definitions as in the Reports.
Comment 1:  Please confirm the Fund's fact sheets and website disclosures regarding expense ratios have been updated to reflect current expense ratios. Please note that the Fund's fact sheet for the second quarter of 2019 (the "Fact Sheet") reflects the Fund's gross and net expense ratios for the fiscal year ended June 30, 2018.
Response:  FINRA Rule 2210(d)(5) states in part: Retail communications and correspondence that present open-end management investment company performance must disclose the total annual fund operating expense ratio, gross of any fee waivers or expense reimbursements, as stated in the investment company's prospectus current as of the date of the distribution of a publication or submission for publication of a communication.
The Fact Sheet from the second quarter of 2019 was distributed in August 2019, and the current prospectus available at that time was the Prospectus dated October 31, 2018. Based on the distribution date of the Fact Sheet, the information regarding expense ratios was correct. The Fund confirms that future fact sheets will reflect the current expense ratios, as stated in the Fund's prospectus that is current as of the date of such fact sheet's distribution. The Fund confirms that the Fund's website accurately states the Fund's current expense ratios.
Comment 2:  The shareholder letter contained in the Report references expense ratios for the Fund based on the most recent prospectus dated October 31, 2018. In future filings, please include a footnote to the shareholder letter that refers readers to the more recent expense ratios contained in the Financial Highlights included in the annual report, which are for the fiscal year ended June 30, 2019.
Response:  The requested change will be reflected in future filings if expense ratios continue to be referenced in the shareholder letter.
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If you have any questions regarding the above responses, please do not hesitate to contact Alyssa Bernard at (414) 765-6316 or alyssa.bernard@usbank.com.
Sincerely,
/s/ David A. Katz
David A. Katz
President
Matrix Advisors Value Fund, Inc.